Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, February 16, 2022

FAIRFAX ANNOUNCES ACQUISITION OF ADDITIONAL FAIRFAX INDIA SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces that it has acquired, through its subsidiaries, an aggregate of 5,416,000 subordinate voting shares (the “Subordinate Voting Shares”) of Fairfax India Holdings Corporation (TSX: FIH.U) (“Fairfax India”), representing 4.93% of the issued and outstanding Subordinate Voting Shares of Fairfax India, from two existing shareholders at a price of US$12.00 (approximately C$15.29) per Subordinate Voting Share for an aggregate purchase price of approximately US$64.9 million (approximately C$82.8 million) (the “Share Purchase”).

Prior to the Share Purchase, Fairfax beneficially owned, and/or exercised control or direction over, (i) 23,030,285 Subordinate Voting Shares, representing 20.97% of Fairfax India’s issued and outstanding Subordinate Voting Shares, and (ii) 30,000,000 multiple voting shares of Fairfax India (“Multiple Voting Shares”), representing 100% of the issued and outstanding Multiple Voting Shares. Fairfax’s aggregate ownership, control and/or direction of the Subordinate Voting Shares and Multiple Voting Shares before giving effect to the Share Purchase represented a 37.92% equity interest and a 94.61% voting interest in Fairfax India.

After giving effect to the Share Purchase, Fairfax now beneficially owns, and/or exercises control or direction over, (a) 28,446,285 Subordinate Voting Shares, representing 25.90% of Fairfax India’s issued and outstanding Subordinate Voting Shares, and (b) 30,000,000 Multiple Voting Shares, representing 100% of the issued and outstanding Multiple Voting Shares. Fairfax’s aggregate ownership, control and direction of the Subordinate Voting Shares and Multiple Voting Shares following completion of the Share Purchase represents a 41.80% equity interest and a 94.94% voting interest in Fairfax India.

The Subordinate Voting Shares were acquired by Fairfax for investment purposes, and in the future, it may discuss with management and/or the board of directors of Fairfax India any of the transactions listed in clauses (a) to (k) of item 5 of Form F1 of National Instrument 62-103 – The Early Warning System and Related Take-over Bid and Insider Reporting Issues and it may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of Fairfax India, in such manner as it deems advisable to benefit from changes in market prices of Fairfax India’s securities, publicly disclosed changes in the operations of Fairfax India, its business strategy or prospects or from a material transaction of Fairfax India. Fairfax acquired the Subordinate Voting Shares pursuant to the private agreement exemption under section 4.2(1) of National Instrument 62-104 – Take-over Bids and Issuer Bids. Pursuant to the exemption, the purchase price paid for the Subordinate Voting Shares was less than 115% of the market price of the Subordinate Voting Shares as of the date of the agreement between Fairfax and the two existing shareholders.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or may be obtained directly from John Varnell, Vice President, Corporate Development of Fairfax upon request at the telephone number below. Rates of exchange in this press release are based on the C$/US$ close on February 15, 2022 (as reported by the Bank of Canada).

Fairfax and Fairfax India’s head and registered offices are located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946